Steakholder Foods Ltd.

22 Einstein St., PO Box 4061

Ness Ziona, Israel 7403686

May 18, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Steakholder Foods Ltd.
Registration Statement on Form F-1 File No. 333-293868

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Steakholder Foods Ltd. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-1 (File No. 333-293868) of the Registrant (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will be declared effective at 5:00 p.m., Eastern Time, on May 19, 2026 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, LLP, by calling Gary Emmanuel at (212) 801-9337. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

STEAKHOLDER FOODS LTD.

By:	/s/ Arik Kaufman
Name: Arik Kaufman Title: Chief Executive Officer

cc: Gary Emmanuel (Greenberg Traurig, LLP)